UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 18, 2024

Agriculture & Natural Solutions Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41861	98-1591619
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

712 Fifth Avenue, 36th Floor
New York, NY	10019
(Address of principal executive offices)	(Zip Code)

(212) 993-0076

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one warrant	ANSCU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	ANSC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	ANSCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

Attached as Exhibit 99.1 to this Current Report on Form 8-K is an investor presentation dated August 2024 (the “Investor Presentation”), which will be used by Agriculture & Natural Solutions Acquisition Corporation (the “Company”) in connection with the Company’s proposed business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of August 28, 2024, by and among the Company, Agriculture & Natural Solutions Company Limited ACN 680 144 085, an Australian unlisted public company limited by shares and affiliated with Sponsor (as defined below) (“NewCo”), Merino Merger Sub 1 Inc., a Cayman Islands exempted company and wholly owned subsidiary of NewCo, Merino Merger Sub 2 Inc., a Cayman Islands exempted company and wholly owned subsidiary of NewCo, Raymond T. Dalio, in his capacity as Trustee of the Raymond T. Dalio Revocable Trust, Bell Group Holdings Pty Limited ACN 004 845 710, an Australian private company, Australian Food & Agriculture Company Limited ACN 005 858 293, an Australian unlisted public company limited by shares (“AFA”), and, solely with respect to Section 2.07 of the Business Combination Agreement, Agriculture & Natural Solutions Acquisition Sponsor LLC, a Cayman Islands limited liability company (“Sponsor”). A copy of the audio NetRoadshow transcript is included as Exhibit 99.2 to this Current Report on Form 8-K and incorporated by reference herein.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended (“Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

This Current Report on Form 8-K incorporates by reference financial forecasts with respect to AFA’s and the Company’s projected financial results, including, but not limited to, Net Revenue, Operating Profit, General & Administrative Expense, EBITDA, Free Cash Flow, and certain ratios and other metrics derived therefrom, for AFA’s fiscal year 2024. These projections have been prepared by the Company for the purposes of the Company’s evaluation of the Business Combination and include data provided by AFA, AFA’s financial results to date, market data and other statistical information from third-party sources, including independent industry publications, government publications or other published independent sources, information obtained from AFA management, third-party consultants, customers, distributors, suppliers, trade and business organizations and publicly available information. Although the Company, AFA and NewCo believe these third-party sources are reliable as of their respective dates, none of the Company, AFA or NewCo nor any of their respective affiliates or representatives independently verified the accuracy or completeness of this information. Some data is also based on the Company’s, AFA’s and NewCo’s good faith estimates, which are derived from their respective investment professionals’ and/or management’s knowledge and experience in the industry and AFA’s review of internal sources and the third-party sources described above, as well as the Company’s understanding and expectations of AFA’s and NewCo’s business and expectations regarding pricing, industry trends and other relevant factors, based on discussions with AFA management, the Company’s experience with other similar businesses and the agriculture industry generally. None of the Company’s, NewCo’s or AFA’s independent auditors have audited, reviewed, studied, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in the Investor Presentation and this Current Report on Form 8-K, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of the investor presentation and this Current Report on Form 8-K. Such projections are forward-looking statements and are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In the investor presentation and this Current Report on Form 8-K, certain of the abovementioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. These assumptions include but are not limited to those related to market, weather, including natural disasters, and industry conditions, the impact of increasing competition on the businesses of the Company, AFA and NewCo, that AFA continues its operations in the normal course and that the Company, AFA and NewCo are able to continue their operations as expected, estimated shareholder redemptions in connection with the Business Combination and costs related to the Business Combination. A number of factors may affect these assumptions, including weather,

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crop and livestock yields, crop and livestock prices, livestock valuations, water entitlements, wool yields and prices, labor, damage to infrastructure, or regulatory changes. See also “Forward-Looking Statements” below and slide 2 in the Investor Presentation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of AFA, the Company or NewCo or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in the Investor Presentation and this Current Report on Form 8-K should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit Number	Description

99.1	Investor Presentation (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on August 29, 2024)

99.2	Audio NetRoadshow Transcript

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Legend Information

Forward-Looking Statements

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the Company or AFA’s ability to effectuate the Business Combination; NewCo’s ability to become listed on a stock exchange; the benefits and financial outcome of the Business Combination and the use of proceeds therefrom; the future financial performance, strategy and plans of NewCo, including the Company’s objectives for NewCo following the Business Combination; AFA’s potential growth and branding opportunities, strategy, future operations, performance and prospects; performance of AFA’s management and staff and their continued involvement with AFA; NewCo’s management and staff and their participation in operations of NewCo; AFA’s and NewCo’s decarbonization potential and the impact of products, weather and decarbonization potential on financial performance; the availability of certain resources; expected participation from AFA’s shareholders; and the expected makeup of NewCo’s board of directors. These forward-looking statements are based on information available as of the date of this document, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s, AFA’s or NewCo’s views as of any subsequent date, and none of the Company, AFA or NewCo undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. None of NewCo, the Company or AFA gives any assurance that any of NewCo, the Company or AFA will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the ability of the parties to complete the Business Combination by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, the Company or AFA or any investigation or inquiry following announcement of the Business

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Combination, including in connection with the Business Combination; (iv) the inability to complete the Business Combination due to the failure to obtain approval of the Company’s shareholders or a failure to obtain confirmation from the Treasurer of the Commonwealth of Australia that the Commonwealth Government does not object to the Business Combination; (v) AFA’s and NewCo’s success in retaining or recruiting, or changes required in, their officers, key employees or directors following the Business Combination; (vi) the ability of the parties to obtain the listing of the NewCo Ordinary Shares and NewCo Warrants on the NYSE or another national securities exchange upon the Closing; (vii) the risk that the Business Combination disrupts current plans and operations of AFA as a result of the announcement and consummation of the transactions described herein; (viii) the ability to recognize the anticipated benefits of the Business Combination; (ix) unexpected costs related to the Business Combination, which may be affected by, among other things, competition and the ability of AFA to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (x) the ability of the parties to consummate one or more private placements of securities of NewCo to be consummated in connection with the Business Combination (the “Private Placements”) on the stated timeline; (xi) the use of proceeds from the Private Placements by the combined company; (xii) the risk that there will be insufficient cash raised through the Private Placements, or that the amount of redemptions by the Company’s public shareholders is greater than expected; (xiii) the management and board composition of NewCo following completion of the Business Combination; (xiv) limited liquidity and trading of NewCo’s securities; (xv) geopolitical risk and changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for AFA to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of NewCo’s securities and the attractiveness of the Business Combination to investors; (xvi) the possibility that AFA may be adversely affected by other economic, business, and/or competitive factors; (xvii) operational risks; (xviii) the possibility that a pandemic or major disease disrupts AFA’s business; (xix) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on AFA’s resources; (xx) the risks that the consummation of the Business Combination is substantially delayed or does not occur, including the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain extensions of the business combination deadline if sought by the Company; and (xxi) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s, AFA’s and NewCo’s other filings with the Securities and Exchange Commission (the “SEC”). You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Additional Information about the Business Combination and Where to Find It

In connection with the Business Combination, the Company, NewCo and AFA intend to file a registration statement on Form F-4 relating to the Business Combination (the “Registration Statement”) with the SEC, which will include a proxy statement of the Company in connection with the Company’s extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”) and certain other related matters described in the Registration Statement. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the Company Shareholders Meeting. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Company, AFA and NewCo may also file other documents with the SEC regarding the Business Combination. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, ANY AMENDMENTS THERETO AND DOCUMENTS INCORPORATED BY REFERENCE, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, AFA, THE COMPANY AND THE BUSINESS COMBINATION. After the Registration Statement is declared effective by the SEC, the Company will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of the record date established for voting on the Business Combination.

Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Agriculture & Natural Solutions Acquisition Corporation, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

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Participants in Solicitation

The Company, NewCo, AFA and their respective directors and executive officers and related persons may be deemed participants in the solicitation of proxies from the Company’s shareholders in connection with the Business Combination. The Company’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company and their direct or indirect interests therein in the Company’s Form 10-K filed with the SEC on March 28, 2024 (File No. 001-41861), including, without limitation, “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s shareholders in connection with the Business Combination and other matters to be voted upon at the Company Shareholders Meeting will be set forth in the proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This document shall not constitute a “solicitation” of a proxy, consent, or authorization, as defined in Section 14 of the Exchange Act, with respect to any securities or in respect of the Business Combination. This document also does not constitute an offer, or a solicitation of an offer, to buy, sell, or exchange any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, sale or exchange of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGRICULTURE & NATURAL SOLUTIONS ACQUISITION CORPORATION

Date: September 18, 2024	By:	/s/ Thomas Smith
	Name:	Thomas Smith
	Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

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Exhibit 99.2

This presentation includes certain statements that are not historical facts but are considered forward-looking statements under U.S. federal securities laws. These statements are based on various assumptions and on the current expectations of the respective management of ANSC and AFA, and are provided for illustrative purposes only. Actual results may differ significantly from the matters discussed in these forward-looking statements, and no duty is undertaken to update these statements, except as required by law. Factors and risks that could cause actual results to differ materially from expectations are disclosed in greater detail in the “Important Notice & Disclaimer” and “Risk Factors” sections of the presentation.

David Leuschen:

Hello everybody, I’m David Leuschen, Chairman of Agriculture & Natural Solutions Corp. I’m here along with Bert Glover, who’s the CEO of ANSC, and today, over the next half hour or so, we are going to explain why we are so excited as part of ANSC to be acquiring Australian Food and Agriculture Company Limited. I’m going to start in the presentation with page five. In this presentation, we’re going to go briefly over five subjects. One, set the stage as to why we are using a SPAC to pursue Ag decarb and why AFA is so attractive as the first acquisition. Two, we’re going to talk about the overall Ag decarb environment and why Australia in particular is so attractive. Three, we’re going to talk about our vision for ANSC with the AFA acquisition and then beyond that. Four, we’re going to explain the particular factors that make AFA so attractive as an acquisition. And then lastly, we’re going to tell you what we intend to do with AFA.

If I flip over to page six, one of the questions we always get is, why are we using a SPAC to make this acquisition? And why now? Why now? We all know the urgency around climate. 2023 was the hottest ever. 2024 looks worse. If we don’t get agriculture, which is about a third of the climate problem, to change or move the needle in the near future, it’s going to be impossible to meet some of the goals of the Paris Accords, etc. And then with the evolution of the SPAC market where there were some 700 SPACs competing for business a year or two ago, we’re really down to where there is no SPAC on SPAC competition. So proper valuations are afforded to us again.

So that’s why now. Why Ag? It’s larger than energy and transport as a climate solution. No one understands it. Nothing has changed in the business in my 73 years of being around agriculture. There’s very little money in the sectors. Over 70% of all decarb money goes to energy and transport. Yet it is a huge potential carbon sink. Lastly, the land, meaning the land is available, the data and inspired managers like Bert and his team and others are available for the first time. So that’s why we are focused on agriculture. Why a SPAC? There’s huge speed and scale advantages versus private equity. Investors are looking for real assets with tangible value today with SPACs. They’ve been burned in the technology side. They’re looking for real businesses where there’s risk mitigation on the downside.

And then the last point I just made is the old 700 SPACs are gone. So this really is a reasonable, fairly valued market. Why us? We, together with Impact Ag, have huge alpha in the space. Most of us have spent our lifetimes in agriculture, some 25 of us in the combined business. We are an overwhelming force in terms of large deal experience. We have unique Ag relationships around the world, and we have differentiated deal flow in Ag. If I flip now to page seven, this shows why Ag and natural capital are needle movers for carbon capture. Simply put, it’s the law of large numbers. We need to reduce carbon by 18 gigatons a year to move toward net zero, as shown in the slide. To get there requires either “A,” cut human-caused emissions by half, or “B,” cut naturally released emissions, which is where Ag resides by only 2.5%. I like “B,” and that’s why we’re doing what we’re doing where we can move the needle in a meaningful way.

If we flip over to page nine, this page shows how Ag and especially farmland is woefully underrepresented in the public markets. Ag as a sector is 4.4% of nominal world GDP, but yet it’s only 0.2% of institutional investment dollars. It should be 22 times larger in terms of public market exposure. We mean to change that and changing it means that greater public exposure will mean greater access to capital for investing in Ag as a decarb sector. If I flip over to page 10, this page shows why Ag is so attractive as a public investment. There are five reasons for that attraction. Number one, it has a low correlation to traditional asset values. Number two, it allows inflation protection. Three, it’s insulated from macro events like we have an abundance of these days. Number four, it has embedded growth because of population and productivity increases. And number five, if you look at the results below, you see that it outperforms US equities and other equities in a meaningful way. With that, we turn it over to page 11 and I’ll turn it over to Bert.

Bert Glover:

The Australian farmland opportunity really offers political and financial stability. It’s unique in that it has regulated carbon and water markets, somewhat advanced in terms of global standards. Agriculture as an asset class, as you can see by the data, demonstrates through external shocks such as the GFC and COVID that over the long run, agriculture continues to deliver. Australia in particular has strong property rights, again, regulated markets for commodities. They’ve been strong operators and demonstrated that they are innovators working in a very challenging climate cycle and have adapted accordingly. We have access to great markets throughout Asia, having Indonesia on its doorstep, one of the largest growing economies in Asia, and effectively the Philippines, which is currently scaling up relatively fast. Australia, you can see on the bottom left, is one of the global leaders in agricultural production. Second in the world for both wool and barley, along with sheep meat. Tenth for sorghum, fifth in the world for wheat, sixth for cotton, and sixth for beef. These are all commodities that are grown at AFA, which we will talk to in a minute.

If you flip over now to page 12, the Australian property market, based on the research, is somewhat undervalued. You can see by the top left chart that over time Australia has continued to outpace other markets. And in terms of AFA, our target, you can see that on a per acre basis, we are looking to acquire around $930 an acre. That is well below other markets. In particular, in New South Wales over the last 20 years, we have seen an 8% compound annual growth rate. AFA is approximately 550,000 acres. And again, it looks to be able to be purchased for $930 an acre. If we flip over to page 13, David will take over.

David Leuschen:

Page 13 is a chart that we showed you all that were in our initial IPO back in November. This is a chart which shows the traditional return profile from farm and ranch lands historically. The first two bars, the first two green bars, which are lightly shaded in gray, are what we call the plank under our rear, or the kind of worst case of what one can generate out of a traditional farming and ranching operation through the combination of primary production of whatever produce you are pursuing and capital appreciation. These returns generally are in the order of 5% to 10% annually. All of the next seven bars to the right of those two bars, though, are theoretically what we can do to enhance value: carbon, renewables, biodiversity credits, product premium, capital appreciation premium, etc.

That is what we’re going to talk about more specifically with respect to AFA when we get to that page. That is our alpha in how we’re going to make this hopefully into a very, very attractive return for our investors. If we look over to page 14, this is our vision for ANSC from the acquisition of AFA and beyond. It has four building blocks. First, we are very excited, obviously, to announce last week AFA as our de-SPAC transaction. That is building block number one. But we’ve already evaluated nearly 100 other priority opportunities in ag decarb number two. The third building block is we’re seeking to control up to a million acres in the next 24 months.

That will make us a very large player in the agricultural decarb business. And then finally, our ultimate goal is to become the world’s largest Ag carbon premium product operating upside play. If we flip over to page 15, these were the themes that we showed investors in the IPO of ANSC in November. The seven or so things that we prioritized as a way to pursue agriculture decarbonization and create investments that are extremely attractive. AFA hits virtually every one of these. Number one, downside protection from world class assets. Number two, a huge untapped decarbonization play. Almost half the acreage, almost 300,000 acres, is subject to decarbonization through soil carbon. Number three, we have very, very highly attractive water assets. Number four, a lot of low hanging fruit in terms of operations through optimization and growing out the stocking levels at the ranch.

Number five, the AFA assets are highly diversified via products, weather, etc., so that we again have that, if you will, plank under our rear in terms of being well hedged in terms of weather cycles. Six, the premiumization opportunity is enormous here. AFA is by and large the creator of the Merino brand. Ninety-five percent of all Merino sheep branding comes out of the AFA operations and that is the premium wool in the world. We’ll talk more about that in a minute. Number seven, there’s great renewable upside with wind and solar on the ranch that we’ll talk about later. And then last, via the Impact Ag people and others that we have on the team, we think we have the right killer managers to drive the economic rent to what we want to see in this business. With that, I’m going to hand back over to Bert.

Bert Glover:

So under page 16, AFA is an aggregation of premium assets in a really undervalued market. As mentioned earlier, over 550,000 acres of land. That is across 14 properties which complete three aggregations. It has 45,000 acre feet of water entitlements, all quite diverse in both their source and how they are structured. We have over 247,000 total carrying capacity dry sheep equivalent. That is across Southern and Northern New South Wales in Australia. The company was founded in 1993 by Colin Bell and over that period of time, they have built a diversified Ag business that helps manage downside risk but also takes upside opportunity. And this is one of the reasons this is attractive to us. It has, as mentioned, it’s got exposure to our regulated water market. And moving forward, as David mentioned, we will be able to participate in the regulated Australian carbon market.

It’s a premium wool business with its genetics tracing back to 1861. In its diversity, it has large cropping operations of summer crops such as corn, cotton and rice, winter crops such as wheat, barley, chickpeas, mung beans, produces lamb, sheep meat, wool and beef. It’s an ideal acquisition for the SPAC. It’s 40 times as large as Manhattan and as big as Rhode Island. If we flip over to the next page, page 17, you can see the timeline here whereby the Bell family started purchasing land throughout New South Wales in 1993. The Bell family, for context, is a large stockbroking family, wealthy family in Australia. Over the period of time, as mentioned, they have built out a diverse portfolio of assets along with acquiring more water assets to help not only improve production and profitability, but manage any climatic downside risk. If we flip over to page 18, I’ll quickly run through how the breakdown of the aggregation lies today.

Across the Deniliquin assets, we have close to 300,000 acres of land, primarily made up of grazing land with a small amount of cropping. The Hay aggregation is very much where the irrigated cropping land is located. Again, across 140,000 acres, majority is grazing, but there is intense irrigated cotton and rice production. Coonamble is primarily dry land grazing land and dry land cropping. Across those aggregations, you can see that there is made up of a team of close to 70 individuals. In total, there’s around 110,000 sheep made up of the commercial enterprise and the Stud Merino Enterprise. The Stud Merino enterprise is called Poll Boonoke and Wanganella. They have an auction sale every year in mid-September.

The Deniliquin aggregation has a 12,000 SCU feedlot currently being updated and close to finalization and has a large 19,000 commercial beef herd. In total, there’s close to 90,000 acres of row crop acreage. If we flip over now to page 21, we’ll talk a little bit about how ANSC and the listing of AFA is comparable to other listed agricultural companies in Australia. The one company we’ve sought to make comparison is a company called Australian Agricultural Company, a large vertically integrated beef company. One of the big differences between these two companies is that AACo is very thinly traded. It is very much dominated by insider ownership with 72% of its ownership held by private individuals, the largest individual being Joe Lewis, known for owning the Tottenham Hot Spurs in the UK. One of the other major differences is that AACo is on what we call government lease land. So it doesn’t actually have title to its land. AFA is on what we call in the US deeded land or in Australia, Torrance title land. It owns nearly all of its land. One of the larger differences between the two is its location. AFA is located in the more Mediterranean, more consistent rainfall zones of Australia, whereby AACo is located in the more harsher northern parts of Australia, influenced by the monsoonal weather. AFA is again very diversified in what it produces in its commodities, therefore exposure to multiple markets. AACo is exposed primarily to the global beef market, therefore will not be as traded, we believe, as well as AFA will be. If we flip over now, I’ll hand over to David on page 23 to talk about what we intend to do with AFA.

David Leuschen:

So let’s focus now on, as Bert said, what we intend to do. Over the last two months, we’ve had a number, a large number of our folks on the ground working on modeling out these various businesses and seeing what it is we can do to enhance the economic rent at AFA. We’re very excited to say we see seven areas of opportunity. They’re listed on page 23. First, we see an incredible amount of things we can do with both the land, existing land and water, to utilize those attractive assets to create more value, what we call capital appreciation. Secondly, as I said before, we see lots of low-hanging fruit from historic understocking of animals on the ranch, as well as a number of cost-cutting things that we can pursue and through the use of additional technology and just additional water and infrastructure development, ways that we can both enhance revenue and cut costs.

Number three, some nearly 2,000 megawatts of renewable energy development, largely through wind, exist on the ranch. Some 200 odd six megawatt turbines that we can erect. And the nice thing about Australia, at least where the AFA assets are located, is that we sit underneath two of the major existing or proposed transmission lines that run across Australia. So we don’t have the usual problems that you have with wind, where there is lots of wind, but no transmission. So we’re very excited about that. Bert mentioned that there’s some, in number four, that there’s some 300,000 acres of the 550,000-odd that we see great carbon sequestration, soil carbon and reforestation project opportunity that we can build over the next several years.

Number five, lots of biodiversity credits that can be developed. That’s something that is somewhat unique to the Australian market, but we see that it has not been something that the existing AFA management has pursued, but we will. I already mentioned that the product branding side is a huge opportunity here with the Merino brand and finding new ways to optimize or take advantage of that brand. And then the last thing is, as we see a proliferation of new Ag tech companies entering the market, some dozen or so of those companies could be very helpful in accelerating the economic rent around AFA. If we look at the next exhibit, this is the same, page 24, this is the same waterfall chart that I talked about earlier from the IPO pitch, but this one is directed specifically toward the AFA assets.

The first six green bars are AFA today, a combination of land, water, livestock, the Merino brand, the Merino brand value and infrastructure, and those six green lines, or the bulk of them are green, total the roughly $700 million Australian asset value of the ranch today. The six bars on the right though, are where I would focus your attention and where we would love to get into greater detail in subsequent meetings on where we see additional value. That is specifically appreciation from premium potential, the optimization of the operations, the roughly two gigawatts of additional renewable power that we can build, the potential to generate all those Australian carbon credits from the 300,000 acres that lends itself to that, the biodiversity credits, the premiumization of the bloodlines, particularly on the sheep side, and then the opportunity for additional value to be created out of utilizing some of the next generation Ag tech at greater scale. We think that will dramatically increase both the value of AFA, but also the financial performance of AFA over time. With that, let me switch back to Bert on page 25.

Bert Glover:

Some of the initial initiatives for AFA and our planning are focused on a $40 million capex program to take advantage of some of those opportunities David touched on. Firstly is around increasing livestock carrying capacity by 25%, which is really around optimization of underutilized land. That will be addressed by the distribution of more water infrastructure and water along with further fencing. We look to also invest in, as David said, some carbon projects, and I’ll touch on that in a bit later, but effectively looking at $20 to $30 million investment in expanding out the livestock operation for a $3 to $6 million uplift. Optimizing of the cotton cropping area is really around creating more water storage. A new 5,000 acre-feet water reservoir is planned to be developed to store more water, to optimize water in years when natural rainfall is reduced. This is one of the key initiatives of the company in scaling up its cotton acreage.

Currently 2,400 acres are under irrigated cotton. Our plan is to take that more like out to 12,000 acres. That will be a combination of new development and transitioning and substituting out of some rice production into more cotton production. Moving on to the environmental plantings and carbon program as David mentioned, we’ve early identified 300,000 acres that we believe could be in a soil carbon project. We see other opportunities across the aggregation where the highest and best use of land will be in what we call environmental plantings, another carbon credit opportunity somewhere in the vicinity of 24,000 acres. We look to move relatively quickly on that for an investment of $5 to $10 million. Thirdly, we want to look at our existing power consumption and look to convert any current diesel driven pumping mechanisms over into solar.

We think there’s some opportunities, especially with our irrigated pumping. So those are the key four initiatives of where the $40 million will be spent over the first four years as part of our development plan. Now, if we move on over to page 28, I’ll briefly discuss the Australian carbon market. The Australian carbon market was created in 2021 by the then liberal government. In 2023, the Australian government brought in its safeguard mechanism and made it a protocol for the top 215 emitters to offset their emissions by 4.9% per annum so that Australia can hit its 2030 target of removing 43% of emissions based on 2005 levels. As you can see, there is strong projections from third parties around the price of where carbon could go. There is currently 31 frameworks to participate in the market. 14 of these are related to land and nature-based solutions. So we have access to multiple protocols. If we now move over to page 31, we’ll start talking a little bit about the transaction.

David Leuschen:

So what page 31 shows you is the historical performance of AFA both on an asset appreciation basis in the upper part of the chart and historical EBITDA in the lower part of the chart. What you see is a continuous growing up and to the right asset valuation for the company over the past 10 years. You also see a relatively straightforward and relatively consistent EBITDA contribution. Obviously, this is from the old operations, not what we’re talking about doing today. This does not have any of the enhancements that we’re talking about. We’re expecting that the operation will generate these are all US dollar numbers, $17 million of EBITDA this year. After a loss year last year, where there was a lot of flooding impacting summer crops that was a colder than average summer and a very dry winter.

But Colin Bell, the patriarch of AFA and Bell Potter died in March of 2022. And the decision was made in late 2023 to sell the business. Not exactly an opportune time with a loss year to be selling a business like this. But I think that’s inured to our benefit in the price that we’ve been able to negotiate to buy AFA. And we’re going to see a very healthy EBITDA contribution this year. And all the things that Bert talked about would build on top of that over time. If we flip to the next page, page 32, you see that historically, again over the past 10 years, EBITDA has averaged a yield level of about 5%. The land valuation has averaged a 10 year internal rate of return of about 11%, giving you a 16% historical rate of return on assets.

And certainly that’s something we want to continue or build upon. If you look at page 33, this shows how diversified the business is, both as I said earlier geographically in terms of products and the whole mix of businesses.

And you can see in the chart that one year, one area may be the biggest contributor. Another year, a different area would be a huge contributor, but the diversification is a very, very significant asset to this business. Also, the just breadth of the operation geographically means that you have an ability to diversify weather patterns. You can move livestock around depending on what part of the ranch is getting the rain or not. And that’s very unusual in a ranching operation. But the size and scope of AFA is so large that it allows that weather diversification.

If we flip over to page 34, this just shows a very simple slide of the transaction overview. We are endeavoring to raise something on the order of $100 million from third parties in a PIPE. We have today $370 million in trust from the IPO last November. Rollover equity of $72 million. We have rollover debt of $79 million, and we are going to likely increase that by about $73 million. Then a small amount of rollover cash, creating a total source of about $700 million.

Obviously, if all of the SPAC cash and trust were to roll into the deal, we would have something on the order of $161 million of cash to the balance sheet, and that cash could be used for a variety of things. But if we end up having redemptions where we don’t have that cash to the balance sheet, the businesses that Bert talked about or the endeavors, the near-term endeavors, the increased cash flow are virtually all self-funding. And then the right side, it shows you just the general ownership post the deal, in the transaction, after the closing of the de-SPAC.

Then the last thing I’m going to focus on is on page 42, which is just to analogize what we’re doing here to the other real asset SPACs that we have completed in the past half a dozen years. These are all many, many multi-billion dollar businesses, in some cases, like Permian, the second largest producer in the biggest oil producing basin in the United States, the Permian Basin, all created from an initial cash and trust in the SPAC, and all very successful. You see the shareholder returns down below, and all have done very well, and all have created a new category, if you will, from a SPAC source. In the case of Permian, it was a new way to own a company in the Permian Basin. In the case of Vista, it was the first Vaca Muerta shale play midstream company in Argentina. In the case of Hammerhead, it is a premier company in the Montney Basin in Canada, and all creating new categories. And this is essentially the business that we’re pursuing with AFA and ANSC is to take ANSC to create the first real asset agricultural SPAC. And with that, we’ll conclude the presentation. Thank you for the time.

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